Exhibit 99.1

MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF IMMATICS N.V.

JUNE 20, 2024

Edward Sturchio, General Counsel of Immatics N.V. (the "Company"), opened the annual general meeting of the Company (the "Meeting") and designated Marloes van der Laan, candidate civil law notary of NautaDutilh N.V., the Company's Dutch legal counsel, as the secretary of the Meeting.

The secretary of the Meeting noted that the Meeting had been convened with due observance of all applicable provisions of Dutch law and the Company's articles of association and that, at the Meeting, approximately 81.36% of the Company's issued share capital was represented.

The chair of the Meeting noted that there were no shareholders or others with statutory meeting rights in respect of the Company present at the Meeting who had questions or comments with respect to the agenda items for the Meeting and, therefore, proceeded to the vote on the voting items on the agenda.

The chair of the Meeting then noted that, based on the voting proxies given to the proxy holder, each voting item on the agenda was passed by the requisite majority of votes cast.

The chair of the Meeting then closed the meeting.

/s/ E. Sturchio

E. Sturchio

/s/ M.L. van der Laan

M.L. van der Laan